As filed with the Securities and Exchange Commission on June 1, 2005
         _______________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939
                               ___________________

                    GOLDEN NORTHWEST ALUMINUM HOLDING COMPANY
                               (Name of applicant)

                                3313 West Second
                            The Dalles, Oregon 97058
                    (Address of principal executive offices)
                               __________________

     Securities Issued and to be Issued Under the Indenture to be Qualified

            Title of Class                                  Amount
            --------------                                  ------

  10% Subordinated Secured Notes due 2011               up to $10,000,000*

__________
*Plus such additional amounts described in footnote (2) to the Capitalization table on page 6.

Approximate date of proposed public offering:
---------------------------------------------
On, or as soon as practicable after June 15, 2005.

                     Name and Address of agent for service:
                     --------------------------------------

                                 Eugene I. Davis
                    Golden Northwest Aluminum Holding Company
                                3313 West Second
                            The Dalles, Oregon 97058
                                 (541) 298-0828

                                    Copy to:

                               David Feldman, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                            New York, New York 10036
                                 (212) 715-9100

                               Page 1 of 13 Pages
                       (Exhibit Index Appears on Page 12)

                                     GENERAL

      1) General Information. Furnish the following information as to the applicant:

              (a) Form of organization:

                    A corporation.

              (b) State under the laws of which organized:

                    Delaware.

      2) Securities Act Exemption Applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933, as amended, is not required.

      Each capitalized term that is used herein and not otherwise defined in this Item 2 or in Item 3 below has the meaning assigned to such term in the Disclosure Statement, dated January 12, 2005 (collectively, the "Disclosure Statement"), a copy of which is included as Exhibits T3E.1 hereto.

      Golden Northwest Aluminum Holding Company, a Delaware corporation (the "Applicant"), issued $10,000,000 of its 10% Subordinated Secured Notes due 2011 (the "Notes") on April 14, 2005, the "Effective Date" of the Third Modified Joint Plan of Reorganization (the "Plan") of Golden Northwest Aluminum, Inc., Northwest Aluminum Technologies, LLC, Northwest Aluminum Company, Northwest Aluminum Specialties, Inc. and the Official Committee of Unsecured creditors (collectively, the "Plan Proponents"), which Plan the Plan Proponents filed with the United States Bankruptcy Court for the District of Oregon (the "Bankruptcy Court") on March 1, 2005 (the "Plan Filing Date") in connection with certain of the Plan Proponents' voluntary petitions for relief (the "Petitions") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code").

      Prior to the Plan Filing Date, the Plan Proponents, pursuant to section 1126(b) of the Bankruptcy Code, solicited acceptances (the "Solicitation") of the Plan (and the transactions contemplated thereby) from the holders of claims against the debtor Plan Proponents that were proposed to be impaired under the Plan. The Plan Proponents received the requisite votes for acceptance of the Plan on a consensual basis in satisfaction of the requirements prescribed by sections 1126(c) and 1129 of the Bankruptcy Code and, consequently, the Plan Proponents sought confirmation of the Plan by the Bankruptcy Court. The Bankruptcy Court confirmed the Plan on March 1, 2005.

      On April 14, 2005 (the "Effective Date"), the Notes were issued, as provided in the Plan, to the holders of the Applicant's then outstanding 12% First Mortgage Notes due 2006 (the "Old Notes") in exchange for those notes. Such holders received the Notes pursuant to and in accordance with procedures that are described in the Disclosure Statement and the Plan.

      With respect to the issuance of the Notes on the Effective Date as described above, the Applicant relied on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and of equivalent state securities and "blue sky" laws, provided by section 1145(a)(1) of the Bankruptcy Code. In the confirmation order with respect to the Plan, the Bankruptcy Court ordered that the Notes were exempt from registration under such laws. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued principally in exchange for the recipient's claim against or interest in the debtor. The Applicant believes, and the Bankruptcy Court in the confirmation order with respect to the Plan ordered, that the offer of the Notes under the Plan satisfied such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer was and is exempt from the registration requirements referred to above. In addition, the Applicant believes that the offer of the Notes on the Effective Date was and is exempt from the qualification requirements of the Trust Indenture Act of 1939, as amended (the "TIA") pursuant to Section 304 (a)(10) of the TIA. However, the Applicant desires to amend the indenture governing the Notes (the "Indenture") to provide for the payment of interest in the form of additional Notes in lieu of the current interest deferral provided for in the Indenture. As the result of such change, the Applicant believes qualification of the Indenture is required.

                                  AFFILIATIONS

      3)    Affiliates.

                               As of May 20, 2005
                               ------------------

--------------------------------------------------------------------------------
                                         Percentage of Voting
Applicant's Controlled Affiliates        Securities Owned
(i.e. wholly owned subsidiaries)         by Applicant              Jurisdiction
--------------------------------------------------------------------------------
Northwest Aluminum Technologies, LLC     100%                      Washington
--------------------------------------------------------------------------------
Northwest Aluminum Company               100%                      Oregon
--------------------------------------------------------------------------------
Northwest Aluminum Specialties, Inc.     100%                      Oregon
--------------------------------------------------------------------------------
NSC Smelter LLC                          100%                      Delaware
--------------------------------------------------------------------------------

      See Item 4 for "Directors and Executive Officers" of the Applicant who may be deemed to be affiliates of the Applicant by virtue of their position, and Item 5 for owners of more than 10% of the Applicant's voting securities, who may be deemed affiliates of the Applicant by stock ownership.

                             MANAGEMENT AND CONTROL

      4) Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

                               As of May 20, 2005
                               ------------------

          Name                 Mailing Address            Office
          ----                 ---------------            ------

     Eugene I. Davis        c/o 3313 West Second      Director, President,
                            The Dalles, OR  97058     Chief Executive Officer

     Bill Reid              c/o 3313 West Second      Chief Financial
                            The Dalles, OR  97058     Officer, Treasurer,
                                                      Assistant Secretary

     Mac Seyhanli           c/o 3313 West Second      Chief Operating Officer
                            The Dalles, OR  97058

     Frank McGravie         c/o 3313 West Second      Director
                            The Dalles, OR  97058

     Warren Rosenfeld       c/o 3313 West Second      Director
                            The Dalles, OR  97058

     Brian Sawyer           c/o 3313 West Second      Director
                            The Dalles, OR  97058

     Randy Hardy            c/o 3313 West Second      Director
                            The Dalles, OR  97058


      5) Principal Owners of Voting Securities. Furnish the following information as to each person owning 10% or more of the voting securities of the Applicant.

                               As of May 20, 2005
                               ------------------

                                                                   Column D
            Column A                 Column B       Column C     Percentage of
            Name and                 Title of        Amount    Voting Securities
         Mailing Address            Class Owned     Owned(1)        Owned
         ---------------            -----------     --------        -----

Harbert Distressed Investment      Common Stock      390,318         38.1%
Master Fund, Ltd.
555 Madison Avenue
16th Floor
New York, New York  10022

SPCP Group, LLC                    Common Stock      226,541         22.1%
600 Steamboat Road
Greenwich, CT  06830

                                  UNDERWRITERS

      6) Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the applicant which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered As to each person specified in (a), give the title of each class of securities underwritten.

      None.

                               CAPITAL SECURITIES

      7) Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

                              As of May 12, 2005

          Column A                   Column B               Column C
          --------                   --------               --------
       Title of Class            Amount Authorized     Amount Outstanding
       --------------            -----------------     ------------------

Common Stock, $.01 par value     2,000,000 shares       1,025,650 shares


-------------------
(1) As and to the extent provided in the Plan, these amounts may be subject to upward adjustment.

          Column A                   Column B               Column C
          --------                   --------               --------
       Title of Class            Amount Authorized     Amount Outstanding
       --------------            -----------------     ------------------

8% Senior Secured Notes due      $5,500,000 aggregate   $5,500,000 aggregate
2010                             face amount (1)        face amount

8% Senior Subordinated           $165,000 aggregate     $165,000 aggregate
Secured Notes due 2006           face amount            face amount

10% Subordinated Secured         $10,000,000 aggregate  $10,000,000 aggregate
Notes due 2011                   face amount (2)        face amount

(1) The Applicant may, at its option and in its sole discretion, on any of the first twelve interest payment dates, in lieu of paying interest in cash, issue additional Senior Secured Notes in an aggregate principal amount equal to the amount of cash interest due and payable with respect to any such payment date.

(2) Upon the qualification of the Indenture as amended by the Supplemental Indenture each as defined in Item 8 and the execution and delivery of the Supplemental Indenture, the Applicant may, at its option and in its sole discretion, on any of the first twelve interest payment dates, in lieu of paying interest in cash, issue additional Subordinated Secured Notes in an aggregate principal amount equal to the amount of cash interest due and payable with respect to any such interest payment dates.

      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

      Common Stock: Each share of the Applicant's Common Stock is entitled to one vote and the Certificate of Incorporation does not provide for cumulative voting.

                              INDENTURE SECURITIES

      8) Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939.

      All references to the Indenture herein refer to the Indenture dated as of April 14, 2005 and the First Supplemental Indenture (the "Supplemental Indenture") thereto to be dated as of the date as soon as practicable after the date of the effectiveness of this Application for Qualification (together, the "Indenture") among the Applicant, the Subsidiary Guarantors party thereto and Wilmington Trust Company (the "Trustee"). Each capitalized term that is used in this Item 8 and is not otherwise defined below or elsewhere in this application has the meaning assigned to such term in the Indenture. A copy of each of the original Indenture (including the form of the Note), and the Supplemental Indenture is included hereto as Exhibit T3C.1 and T3C.2, respectively.

Indenture

      (A)   Events of Default

       An Event of Default will occur under the Indenture if:

      (a) default in the payment when due of the principal (whether by redemption or otherwise) of or interest on, the Notes if such default is not cured by the Applicant within ten (10) days after the Trustee or Required Holders has given the Applicant written notice of such default;

      (b) failure by the Applicant or any of its Subsidiaries to comply with the provisions described under Sections 4.07, 4.10, 4.11, 4.12, 4.13 or 5.01 of the Indenture or failure by the Applicant or any of its Subsidiaries for 30 days after notice to comply with any of its other agreements in the Indenture or the Notes;

      (c) default under any mortgage, indenture or instrument (other than the Indenture or the Notes) under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Applicant or any of its Subsidiaries (other than the NWED Entities) (or the payment of which is guaranteed by the Applicant or any of its Subsidiaries other than the NWED Entities) whether such Indebtedness or guarantee now exists, or is created after the date hereof, which default (i) is caused by a failure to pay principal of or interest on such Indebtedness prior to the 31st date after the expiration of the grace period provided in such Indebtedness on the date of such default, unless such default has been cured or waived prior to such 31st day (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its stated maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $500,000 or more;

      (d) except as permitted in the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

      (e) the Applicant or any of its Subsidiaries (other than the NWED Entities), pursuant to or within the meaning of any Bankruptcy Law:

               (i) commences a voluntary case,

               (ii) consents to the entry of an order for relief against it in an involuntary case,

               (iii) consents to the appointment of a custodian of it or for all or substantially all of its property,

               (iv) makes a general assignment for the benefit of its creditors, or

               (v) generally is not paying its debts as they become due; or

      (f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (i) is for relief against the Applicant or any of its Subsidiaries (other than the NWED Entities)in an involuntary case;

               (ii) appoints a custodian of the Applicant or any of its Subsidiaries (other than the NWED Entities) or for all or substantially all of the property of the Applicant or any of its Subsidiaries (other than the NWED Entities); or

               (iii) orders the liquidation of the Applicant or any of its Subsidiaries (other than the NWED Entities);

and the order or decree remains unstayed and in effect for 60 consecutive days.

            The term "custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

            If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in clause (e) or (f) under the definition of "Event of Default," above, occurs with respect to the Applicant or any of its Subsidiaries (other than the NWED Entities), all outstanding Notes shall be due and payable immediately without further action or notice. The Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Except as otherwise provided in the Indenture, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

            Subject to Sections 6.02 and 6.05 of the Indenture, if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal and interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture.

            The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

            Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of or interest on, the Notes (including in connection with an offer to purchase) (provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

            Subject to Article VII of the Indenture, holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability.

            A Holder of a Note may pursue a remedy with respect to the Indenture or the Notes only if:

      (a) the Holder of a Note gives to the Trustee written notice of a continuing Event of Default;

      (b) the Holders of at least 25% in principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;

      (c) such Holder of a Note or Holders of Notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

      (d) the Trustee does not comply with the request within 30 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

      (e) during such 30-day period the Holders of a majority in principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with the request.

            A Holder of a Note may not use the Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

      The Applicant is also required to notify the Trustee forthwith upon any Officer of the Applicant becoming aware of the occurrence of any Default Event of Default.

      The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Applicant or any Subsidiary Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

      (B) Authentication and Delivery of Notes; Application of Proceeds. The Notes must be signed by one officer of the Applicant. A Note is not valid until the Trustee manually signs the certificate of authentication on the Note, such signature to be conclusive evidence that the Note has been authenticated under the Indenture. With the approval of the Applicant, the Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. The Notes are issuable only in registered form without coupons and only in denominations of $1 and integral multiples thereof. No provisions are contained in the Indenture with respect to the use by the Applicant of proceeds of the issuance of the Notes. Since the Notes were issued in exchange for Allowed Secured Claims of First Mortgage Noteholders (as defined in the Plan) under the Plan, there were no cash proceeds to the Applicant upon issuance of the Notes.

      (C) Release and Substitution of Property Subject to the Lien of the Indenture

      The Notes are subordinated secured obligations of the Applicant. The Security Agreements provide that Collateral may be released from the lien of the Indenture without the consent of the Holders of the Notes unless an Event of Default shall have occurred and be continuing and the maturity of the Notes shall have been accelerated. If such acceleration has occurred, the consent of the Required Holders is required for the release of any Collateral. To the extent applicable, the Applicant is required to comply with TIA Section 314(d) relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the Security Agreements.

            Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Applicant except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by the Applicant and reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Applicant shall not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to one or a series of released Collateral. To the extent applicable, the Applicant is required to furnish to the Trustee, prior to each proposed release of Collateral pursuant to the Indenture and the Security Agreements: (1) all documents required by TIA Section 314(d); and (2) an Opinion of Counsel to the effect that such accompanying documents constitute all documents required by TIA Section 314(d).

            If any Collateral is released in accordance with the Indenture or any Security Agreement and if the Applicant has delivered the certificates and documents required by the Security Agreements and this Section 12.03 of the Indenture, the Trustee, upon receipt of such documents, is required to notify the Collateral Trustee of the receipt of such documents.

      (D) Satisfaction and Discharge.

      The Applicant may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Applicant's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Applicant's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Applicant may, at its option and at any time, elect to have the obligations of the Applicant released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer constitute an Event of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance, (a) the Applicant must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Applicant must specify whether the Notes are being defeased to maturity or to a particular redemption date; (b) in the case of Legal Defeasance, the Applicant shall have delivered to the Trustee an opinion of counsel in the United States confirming that (A) the Applicant has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (C) in the case of Covenant Defeasance, the Applicant shall have delivered to the Trustee an opinion of counsel in the United States confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (D) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied against such deposit); (E) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Applicant or any of its Subsidiaries is a party or by which the Applicant or any of its Subsidiaries is bound; (F) the Applicant must have delivered to the Trustee an Opinion of Counsel to the effect that as of the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (G) the Applicant must deliver to the Trustee an Officer's Certificate stating that the deposit was not made by the Applicant with the intent of preferring the Holders of Notes over the other creditors of the Applicant with the intent of defeating, hindering, delaying or defrauding creditors of the Applicant or others; and (H) the Applicant must deliver to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

(E) Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

      The Applicant and each Subsidiary Guarantor will deliver to the Trustee within 90 days after the end of each fiscal year, an Officer's Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicant has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to Officer signing such certificate, that to the best of his or her knowledge the Applicant has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Applicant is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Applicant is taking or proposes to take with respect thereto.

      9. Other Obligors

      The Applicant's obligations with respect to the Notes are guaranteed by each Subsidiary Guarantor listed under Item 3. The address of the Subsidiary Guarantors is 3313 West Second, The Dalles, Oregon 97058.

      Contents of application for qualification. This application for qualification comprises:

            (a) Pages numbered 1 to 13 consecutively.

            (b) The statement of eligibility of the Trustee under the Indenture to be qualified (on Form T-1).

            (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

          Exhibit T3A     Certificate of Incorporation of the Applicant,
                          currently in effect.

          Exhibit T3B     Existing Bylaws of the Applicant.

          Exhibit T3C.1   Subordinated Secured Indenture to be qualified
                          (including as Exhibit A thereof, the form of Note).

          Exhibit T3C.2   Form of First Supplemental Indenture to be qualified.

          Exhibit T3D     Not Applicable.

          Exhibit T3E.1   Disclosure Statement, dated January 12, 2005

          Exhibit T3E.2   Plan of Reorganization

          Exhibit T3E.3   Form of Master Ballot.

          Exhibit T3E.4   Form of Beneficial Holder Ballot.

          Exhibit T3F     Cross-Reference Table for the Indenture to be
                          qualified.

          Exhibit 25.1 Form T-1 qualifying Wilmington Trust Company as Trustee under the Indenture to be qualified.

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Golden Northwest Aluminum Holding Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of ______, and State of _______, on the __th day of ______________, 2005.

(SEAL)                           GOLDEN NORTHWEST ALUMINUM
                                 HOLDING COMPANY



                                 By: /s/ Eugene I. Davis
                                    -----------------------------------------
                                    Director, Chief Executive Officer, President

Attest:


By: /s/
    ---

----------------------------

----------------------------